Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-174818

PROSPECTUS SUPPLEMENT NO. 10

(to Prospectus dated December 28, 2011, as amended and supplemented)

SofTech, Inc.

380,455 Shares of Common Stock

This Prospectus Supplement No. 10 supplements and amends our Prospectus dated December 28, 2011, as amended (including by Post-Effective Amendment No. 4 to Form S-1 filed with the Securities and Exchange Commission on September 30, 2015 and declared effective on October 1, 2015) and supplemented. This Prospectus Supplement No. 10 includes our attached Quarterly Report on Form 10-Q for the quarter ended February 29, 2016, as filed with the Securities and Exchange Commission on April 14, 2016.

The Prospectus and this Prospectus Supplement No. 10 relate to the disposition from time to time by the selling shareholders identified in the Prospectus, including their donees, pledgees, assignees, transferees and other successors-in-interest, of up to 380,455 shares of our common stock. We are not selling any common stock under the Prospectus and this Prospectus Supplement No. 10, and we will not receive any of the proceeds from the sale of the shares by the selling shareholders.

Our common stock is quoted on the OTCQB market maintained by OTC Market Groups, Inc. under the symbol “SOFT”. On April 14, 2016, the last quoted sale price for our common stock as reported on the OTCQB market was $1.70 per share.

This Prospectus Supplement No. 10 should be read in conjunction with the Prospectus and any prospectus supplements filed before the date hereof. Any statement contained in the Prospectus and any prospectus supplements filed before the date hereof shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 10 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 10.

Investing in our common stock involves certain risks. You should review carefully the risks described under “Risk Factors” beginning on page 2 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 10 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 10 is April 14, 2016.

* * * * *

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

  X .QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended February 29, 2016

      .TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ___________________

0-10665
Commission File Number

SOFTECH, INC.
(Exact name of the Registrant as specified in its charter)

Massachusetts	04-2453033
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

650 Suffolk Street, Suite 415, Lowell, MA 01854
(Address of principal executive offices and zip code)

Telephone (978) 513-2700
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  X . No      .

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Sec. 232.405) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  X . No      .

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “accelerated filer,” “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	.	Accelerated filer	.
Non-accelerated filer	. (Do not check if a smaller reporting company)	Smaller reporting company	X .

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes      . No  X .

The number of shares outstanding of registrant’s common stock at April 10, 2016 was 903,724 shares.

SOFTECH, INC.

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements.

SOFTECH, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(in thousands, except for share data)
	February 29, 2016 (Unaudited)	May 31, 2015
ASSETS

Cash	$73	$310
Accounts receivable (less allowance for uncollectible accounts of $18 as of February 29, 2016 and May 31, 2015)	726	587
Earn-out payments from CADRA sale, current portion	200	243
Prepaid and other assets	278	315

Total current assets	1,277	1,455

Property and equipment, net	77	57
Goodwill	948	948
Capitalized software development costs, net	722	422
Capitalized patent costs	114	109
Earn-out payments from CADRA sale, net of current portion	146	133
Related party note receivable	134	134
Other assets	35	35

TOTAL ASSETS	$3,453	$3,293

LIABILITIES, REDEEMABLE COMMON STOCK AND SHAREHOLDERS’ DEFICIT
Liabilities:
Accounts payable	$281	$137
Accrued expenses	360	283
Deferred revenue	1,558	1,732
Capital lease, current	24	19
Current maturities of long-term debt	900	446

Total current liabilities	3,123	2,617

Capital lease, net of current portion	45	30
Other accrued liabilities	1	10

Total liabilities	3,169	2,657

Commitments and contingencies
Redeemable Common Stock and Shareholders Deficit:
Redeemable common stock, $0.10 par value, 180,000 and 170,000 shares issued and outstanding at February 29, 2016 and May 31, 2015, respectively.	1,260	1,190

Shareholders’ deficit:
Common stock, $0.10 par value 20,000,000 shares authorized, 723,724 issued and outstanding at February 29, 2016 and May 31, 2015	73	73
Additional paid in capital	27,114	27,056
Accumulated deficit	(27,905)	(27,400)
Accumulated other comprehensive loss	(258)	(283)
Total shareholders’ deficit	(976)	(554)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$3,453	$3,293

See accompanying notes to consolidated financial statements

SOFTECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	(in thousands, except for share and per share data)
	For the Three Months Ended
	February 29,	February 28,
	2016	2015

Revenue:
Products	$67	$184
Services	845	741
Total revenue	912	925

Cost of revenue:
Products	18	38
Services	335	392
Total cost of revenue	353	430

Gross margin	559	495

Research and development expenses	204	183
Selling, general and administrative expenses	668	592
Change in fair value of earn-out payments	(21)	(10)

Operating loss	(292)	(270)

Interest expense	30	31
Other (income) expense	(12)	55

Net loss	$(310)	$(356)

Basic and diluted net loss per share:	$(0.34)	$(0.40)

Weighted average common and redeemable shares outstanding-basic and diluted	903,724	893,724

See accompanying notes to unaudited consolidated financial statements

SOFTECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	(in thousands, except for share and per share data)
	For the Nine Months Ended
	February 29,	February 28,
	2016	2015

Revenue:
Products	$475	$454
Services	2,722	2,362
Total revenue	3,197	2,816

Cost of revenue:
Products	64	124
Services	1,138	1,183
Total cost of revenue	1,202	1,307

Gross margin	1,995	1,509

Research and development expenses	495	677
Selling, general and administrative expenses	1,900	1,953
Change in fair value of earn-out payments and holdback payment	30	(70)

Operating loss	(430)	(1,051)

Interest expense	71	158
Other expense	4	98

Net loss	$(505)	$(1,307)

Basic and diluted net loss per share:	$(0.56)	$(1.47)

Weighted average common and redeemable shares outstanding-basic and diluted	898,833	888,906

See accompanying notes to unaudited consolidated financial statements

SOFTECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	(in thousands)
	For the Three Months Ended
	February 29,	February 28,
	2016	2015

Net loss	$(310)	$(356)

Other comprehensive income:
Foreign currency translation adjustment	(30)	113

Comprehensive loss	$(340)	$(243)

See accompanying notes to unaudited consolidated financial statements

SOFTECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	(in thousands)
	For the Nine Months Ended
	February 29,	February 28,
	2016	2015

Net loss	$(505)	$(1,307)

Other comprehensive income:
Foreign currency translation adjustment	25	198

Comprehensive loss	$(480)	$(1,109)

See accompanying notes to unaudited consolidated financial statements

SOFTECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	(in thousands)
	For the Nine Months Ended
	February 29,	February 28,
	2016	2015
Cash flows from operating activities:
Net loss	$(505)	$(1,307)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	64	253
Stock-based compensation	86	85
Non-cash loss on foreign currency transactions	4	98
Non-cash interest expense	-	27
Change in fair value of earn-out payments and holdback payment	30	(70)
Change in current assets and liabilities:
Accounts receivable	(139)	125
Prepaid expenses and other assets	37	(31)
Accounts payable and accrued expenses	204	(617)
Deferred revenue	(174)	228
Net cash used in operating activities	(393)	(1,209)

Cash flows from investing activities:
Capital expenditures	(17)	(2)
Proceeds from holdback agreement	-	320
Capitalized software development costs	(335)	(101)
Capitalized patent costs	(5)	(2)
Net cash provided by (used in) investing activities	(357)	215

Cash flows from financing activities:
Cost of repurchase of common stock	-	(37)
Cost of repurchase of redeemable common stock	-	(275)
Borrowing under debt agreements	578	750
Proceeds from issuance of common stock	50	820
Repayments under debt agreements	(124)	(1,020)
Repayments under capital lease	(12)	(10)
Net cash provided by financing activities	492	228

Effect of exchange rates on cash	21	95
Decrease in cash and cash equivalents	(237)	(671)
Cash and cash equivalents, beginning of period	310	1,209
Cash and cash equivalents, end of period	$73	$538

Supplemental disclosures of cash flow information:
Interest paid	$47	$105
Income taxes paid	$2	$2

Noncash investing and financing activities:
Accretion of redeemable common stock	$29	$370
Purchase of property and equipment under capital lease	$32	$-

See accompanying notes to unaudited consolidated financial statements

SOFTECH, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A. DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION

SofTech, Inc. (the “Company”) was formed in Massachusetts on June 10, 1969. The Company is primarily engaged in the development, marketing, distribution and support of computer software solutions that serve the Product Lifecycle Management (“PLM”) industry. In addition to the products offered to the PLM industry, in 2012, the Company filed a patent application describing an information management system for the residential property market. During fiscal years 2015 and 2016 the Company invested a substantial amount of time in, among other things, researching this market, reviewing various business models, creating specifications for the technology and developing the technology. In January 2016, the product, HomeView™, was introduced to the market and a free version of the app was made available on iTunes. The Company’s operations are organized geographically with offices in the U.S. and in Italy. The Company also has resellers in Asia and Europe.

The Company has been actively engaged in acquiring and filing new U.S. patents, evaluating alternatives for monetizing its existing patents and investigating the acquisition of specific patents already awarded that might enhance shareholder value.

The unaudited consolidated financial statements of the Company include the accounts of SofTech, Inc. and its wholly-owned subsidiaries, Information Decisions, Inc., Workgroup Technology Corporation, HomeView, Inc., SofTech, GmbH and SofTech, Srl. All significant intercompany accounts and transactions have been eliminated in consolidation.

Our unaudited consolidated financial statements presented herein have been prepared pursuant to the rules of the Securities and Exchange Commission (the “SEC”) for quarterly reports on Form 10-Q and do not include all of the information and footnote disclosures required by generally accepted accounting principles in the United States of America (“GAAP”). These statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended May 31, 2015 included in our Annual Report on Form 10-K (“Annual Report”), which was filed with the SEC on August 31, 2015. In the opinion of management, the consolidated financial statements include all adjustments necessary for the fair presentation of the consolidated financial position, results of operations, and cash flows of the Company as of and for these interim periods.

The Company has sustained net operating losses and negative cash flow from operations for fiscal year 2014, 2015 and the first nine months of fiscal 2016 as detailed in the table below (000’s):

	Nine Months
	Ended	Fiscal Years Ended
	February 29,	May 31,	May 31,
	2016	2015	2014

Net loss	$(505)	$(1,319)	$(748)

Net cash used in operating activities	$(393)	$(1,287)	$(516)

The majority of the net losses and net cash used in operating activities during fiscal year 2015 and the first nine months of fiscal 2016 related to our Italian subsidiary and expenses we have incurred in launching our HomeView technology.

Our Italian subsidiary was primarily focused on marketing and supporting the CADRA technology prior to the sale of that product line in fiscal 2014. Since that time, it has been offering CADRA under a Distributorship Agreement while developing new revenue streams. The losses diminished significantly in fiscal 2016 as compared to 2015 as a result of these new initiatives.

With regard to HomeView, we are continuing to develop the technology and expect multiple new releases for the foreseeable future. We began introducing this product to the market during the three months ended February 29, 2016. The Company expects that additional capital will be required to continue to introduce HomeView into the market effectively.

The Company has been investigating various alternatives for raising this needed capital. While debt is one of those alternatives, the Company believes that some form of equity infusion is more appropriate given that the new product has not yet demonstrated market acceptance or proven its revenue model. There can be no assurance that we can raise the necessary capital on reasonable terms. If the Company is unable to raise the necessary capital, its plans for maximizing the return on the capital invested in the HomeView product and for establishing a new revenue source may be materially negatively impacted.

Another possible alternative to selling additional shares of common stock or incurring debt may be to raise the necessary capital through the sale of one or more of the Company’s existing revenue producing product lines. At this time, we do not know what alternatives will be available to us and no final decision has been made on the best alternative available. However, we are continuously evaluating this situation.

The consolidated financial statements have been prepared on a basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company’s long-term viability is dependent on its ability to generate sufficient product revenue, net income and cash flows from operations to support its business as well as its ability to obtain additional capital.

The Company had a cash balance of approximately $73,000 as of February 29, 2016. Management’s plans also include reducing operating costs and delaying certain expenditures, if necessary, to maintain the Company’s liquidity.  Management believes that with its available cash and current operating plan that projects cash generation from future operations it will have sufficient cash to meet the Company’s working capital and capital expenditure requirements through at least the next twelve months. There can be no assurance, however, that the Company will not require additional financing in the future if funds from future operations or estimated expenses differ materially from those amounts estimated by management. If we were required to obtain additional financing in the future, there can be no assurance that sources of capital would be available on terms favorable to us, if at all.

HOMEVIEW, INC.

The Company established a wholly-owned subsidiary, HomeView, Inc. on April 7, 2015 in Massachusetts. HomeView™, a technology being developed by HomeView, Inc., is a secure, intelligent home asset management and maintenance system. HomeView allows homeowners to create a virtual home manual that logs, manages and tracks personal assets and attributes about the property. Home ownership is made easier by managing user manuals, warranty periods, service records, maintenance reminders and other projects with HomeView. We are currently offering this technology to consumers as a hosted solution, with the software residing on our servers.

CADRA SALE

On October 18, 2013, the Company sold substantially all of the assets of its CADRA product line, including all intellectual property related to that technology but specifically excluding cash, billed accounts receivable and liabilities other than the deferred maintenance liability associated with CADRA customer maintenance contracts for support services (the “CADRA Sale”), to Mentor Graphics Corporation (“Mentor”), pursuant to an Asset Purchase Agreement dated August 30, 2013 (the “Asset Purchase Agreement”). The aggregate consideration for the CADRA Sale is up to $3.95 million. Through February 29, 2016 the Company has received a total of approximately $3.5 million from Mentor. On April 1, 2016, the Company received an additional payment of approximately $200,000 in contingent payments and could receive up to an additional $223,000 based upon the CADRA revenue generated by Mentor for the period from February 1, 2016 through October 31, 2016. In accordance with the terms of the Asset Purchase Agreement the final payment would be received on or before April 1, 2017.

In conjunction with completing the CADRA Sale, the Company entered into a one-year, exclusive Distributorship Agreement with Mentor allowing us to market and support the CADRA technology as a reseller throughout Europe (except Germany) at a thirty percent (30%) gross margin. In March 2016 that arrangement was extended through March 24, 2017 on a non-exclusive basis. Under the new arrangement, gross margin on software remained at 30% and the gross margin on support contracts is 35%.

RECLASSIFICATIONS

Certain accounts in the financial statements for the three and nine month period ended February 28, 2015 have been reclassified for presentation purposes and had no impact on net loss.

B. SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates included in the financial statements pertain to revenue recognition, the allowance for doubtful accounts receivable, the fair value estimate of the Holdback Payment and Earn-Out Payments and the valuation of long term assets including goodwill, capitalized patent costs, capitalized software development costs and deferred tax assets. Actual results could differ from those estimates.

SOFTWARE DEVELOPMENT COSTS

The Company accounts for its software development costs in accordance with Accounting Standards Codification (“ASC”) 985-20, Software-Costs of Computer Software to Be Sold, Leased or Marketed and ASC 350-40, Intangibles-Goodwill and Other- Internal Use-Software. ASC 985-20 is applicable to costs incurred to develop or purchase software to be sold, leased or otherwise marketed as a separate product or as part of a product or process. ASC 350-40 is applicable to costs incurred to develop or obtain software solely to meet an entity’s internal needs and for which no substantive plan exists or is being developed to externally market the software. ASC 350-40 also covers technology that would be offered as a hosted solution.

Under ASC 985-20, costs that are incurred in researching and developing a computer software product are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, software development costs are capitalized until the product is available for general release to customers.

Under ASC 350-40 there are three distinct stages associated with development software which include 1) preliminary project; 2) application development; and 3) post implementation-operation. Costs should be capitalized after each of the following has occurred:

•

The preliminary project stage has been completed;

•

Management with the relevant authority authorizes the project;

•

Management with the relevant authority commits to fund the project;

•

It is probable that the project will be completed; and

•

It is probable that the software will be used for the intended purpose.

Capitalization stops after the software is substantially complete.

Capitalized costs are amortized using the straight-line method over the estimated economic life of the product, generally three years. The Company evaluates the realizability of the assets and the related periods of amortization on a regular basis. Judgment is required in determining when costs should begin to be capitalized under both standards as well as the technology’s economic life.

During both the three and nine months ended February 28, 2015, the Company capitalized software development costs of approximately $101,000. During the three and nine months ended February 29, 2016, the Company capitalized approximately $104,000 and $335,000 of its software development costs, respectively. Amortization expense related to capitalized software development costs for the three and nine months ended February 29, 2016 was approximately $7,000 and $35,000, respectively, as compared to approximately $28,000 and $84,000 for the comparable periods in the prior fiscal year.

INCOME TAXES

The provision for income taxes is based on the earnings or losses reported in the consolidated financial statements. The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company provides a valuation allowance against deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized.

REVENUE RECOGNITION

The Company follows the provisions of ASC 985-605, Software – Revenue Recognition, for transactions involving the licensing of software and software support services. Revenue from software license sales is recognized when persuasive evidence of an arrangement exists, delivery of the product has been made, there is a fixed fee and collectability is reasonably assured. The Company does not provide for a right of return. For multiple element arrangements, total fees are allocated to each of the undelivered elements based upon vendor specific objective evidence (“VSOE”) of their fair values, with the residual amount recognized as revenue for the delivered elements, using the residual method set forth in ASC 985-605. Revenue from customer maintenance support agreements is deferred and recognized ratably over the term of the agreements, typically one year. Revenue from engineering, consulting and training services is recognized as those services are rendered using a proportional performance model.

ACCOUNTING FOR GOODWILL

The Company accounts for goodwill pursuant to ASC 350, Intangibles – Goodwill and Other. This requires that goodwill be reviewed annually, or more frequently as a result of an event or change in circumstances, for possible impairment with impaired assets written down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified within the standard’s criteria.

As of May 31, 2015, the Company conducted its annual impairment test of goodwill by comparing the fair value of the reporting unit to the carrying amount of the underlying assets and liabilities of its single reporting unit. The Company determined that the fair value of the reporting unit exceeded the carrying amount of the assets and liabilities, therefore no impairment existed as of the testing date. The Company concluded that no facts or circumstances arose during the three and nine months ended February 29, 2016 to warrant an interim impairment test.

CAPITALIZED PATENT COSTS

Costs related to patent applications are capitalized as incurred and are amortized once the patent application is accepted or are expensed if the application is finally rejected. Patent costs are amortized over their estimated economic lives under the straight-line method, and are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable through the estimated undiscounted future cash flows from the use of the associated patent. Capitalized patent costs totaled approximately $5,000 for both the three and nine month periods ended February 29, 2016, respectively, as compared to $2,000 for both the three and nine month periods ended February 28, 2015.

LONG-LIVED ASSETS

The Company periodically reviews the carrying value of all intangible and other long-lived assets. If indicators of impairment exist, the Company compares the undiscounted cash flows estimated to be generated by those assets over their estimated economic life to the related carrying value of those assets to determine if the assets are impaired. If the carrying value of the asset is greater than the estimated undiscounted cash flows, the carrying value of the assets would be decreased to their fair value through a charge to operations. As of February 29, 2016, the Company does not have any long-lived assets it considers to be impaired.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, Earn-Out Payments, related party notes receivable, accounts payable, accrued expenses, long-term debt and capital lease obligations. The Company’s estimate of the fair value of these financial instruments approximates their carrying value due to the short term maturity of the assets and liabilities at February 29, 2016.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under this guidance, the Company is required to classify certain assets based on the fair value hierarchy, which groups fair value-measured assets based upon the following levels of inputs:

•

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•

Level 2 – Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability;

•

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

The assets maintained by the Company that are required to be measured at fair value on a recurring basis are the Earn-Out Payments associated with the Company’s sale of the CADRA product line. As of February 29, 2016, the maximum amount that could be received by the Company under the Asset Purchase Agreement totaled $423,000. On April 1, 2016, the Company received an Earn-Out Payment of approximately $200,000 for the CADRA revenue generated by Mentor for the twelve month period ended January 31, 2016 thereby reducing the maximum amount that could be collected in the final Earn-Out Payment due on April 1, 2017 to $223,000. The final Earn-Out Payment will be based on the CADRA revenue generated for the nine month period ended October 31, 2016. The average quarterly CADRA revenue for Mentor’s most recent fiscal year was approximately $500,000.

The following table summarizes the valuation of the Company's assets and liabilities measured at fair value on a recurring basis as of February 29, 2016:

	(in thousands)
	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Earn-Out Payments	$346	$-	$-	$346
Total assets at fair value	$346	$-	$-	$346

The following table summarizes the valuation of the Company's assets and liabilities measured at fair value on a recurring basis as of May 31, 2015:

	(in thousands)
	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Earn-Out Payments	$376	$-	$-	$376
Total assets at fair value	$376	$-	$-	$376

The table below provides a summary of the changes in fair value of the Level 3 classified Holdback Payment and Earn-Out Payments asset from May 31, 2014 through February 29, 2016.

(in thousands)
Fair value at May 31, 2014	$895
Payments received	(604)
Change in fair value	85
Fair value at May 31, 2015	376
Change in fair value	(30)
Fair value at February 29, 2016	$346

The fair value of the Earn-Out Payments expected to be collected within twelve months of the balance sheet date have been classified as current assets and the remainder as non-current assets in the accompanying consolidated balance sheets. The Company has estimated the fair value of the Earn-Out Payments using a discounted cash flow approach. This valuation is based upon several factors including; i) management’s estimate of the amount and timing of future CADRA revenues, ii) the timing of receipt of payments from Mentor, and iii) a discount rate of 7%.

A change in any of these unobservable inputs can significantly change the fair value of the asset. The change in fair value of the Earn-Out Payments recognized in the Consolidated Statements of Operations for the three and nine months ended February 29, 2016 resulted in a gain (loss) of approximately $21,000 and ($30,000), respectively. The change in fair value of the Earn-Out Payments recognized in the Consolidated Statements of Operations for the three and nine months ended February 28, 2015 resulted in income of approximately $10,000 and $70,000, respectively.

FOREIGN CURRENCY TRANSLATION

The functional currency of the Company’s foreign operations is the Euro. As a result, assets and liabilities are translated at period-end exchange rates and revenues and expenses are translated at the average exchange rates. Adjustments resulting from translation of such financial statements are classified in accumulated other comprehensive loss. Foreign currency gains and losses arising from transactions were included in the statements of operations. For the three and nine month periods ended February 29, 2016, the Company recorded a net (gain) loss from foreign currency related transactions of approximately ($12,000), and $4,000, respectively, as compared to approximately $55,000 and $98,000, respectively, for the comparable periods in the prior fiscal year, to Other (income) expense in the unaudited Consolidated Statements of Operations.

NET (LOSS) INCOME PER COMMON SHARE

For the three and nine month periods ended February 29, 2016, 3,989 and 3,192, respectively, options to purchase shares of common stock were anti-dilutive and were excluded from the basic and diluted earnings per share calculation. For the three and nine month periods ended February 28, 2015, 1,991 and 995, respectively, options to purchase shares of common stock were anti-dilutive and were excluded from the basic and diluted earnings per share calculation.

STOCK-BASED COMPENSATION

Stock-based compensation expense for all stock-based payment awards made to employees and directors is measured based on the grant-date fair value of the award. The Company estimated the fair value of each share-based award using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to stock price volatility, the expected life of options, a risk-free interest rate and dividend yield. The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period of the award.

In May 2011, the 2011 Equity Incentive Plan (the “2011 Plan”) was approved by the Company’s shareholders, pursuant to which 150,000 shares of our common stocks are reserved for issuance. Any shares subject to any award under the 2011 Plan that expires, is terminated unexercised or is forfeited will be available for awards under the 2011 Plan. The Company may grant stock options, restricted stock, restricted stock units, stock equivalents and awards of shares of common stock that are not subject to restrictions or forfeiture under the 2011 Plan. As of February 29, 2016, 149,500 options were outstanding.

The following table summarizes option activity under the 2011 Stock Option Plan:

	Number of Options	Weighted Average Exercise Price Per Share	Weighted-Average Remaining Life (in years)	Aggregate Intrinsic Value

Outstanding options at May 31, 2014	129,500	1.88	9.74	20,825
Granted	30,000	1.84	10.00	-
Exercised	-	-	-	-
Forfeited or expired	(12,500)	1.11	-	-

Outstanding options at May 31, 2015	147,000	1.77	8.54	2,625
Granted	2,500	1.00	10.00	-
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-

Outstanding options at February 29, 2016	149,500	$1.75	7.82	$4,975

Exercisable at February 29, 2016	131,598	$1.77	7.74	$4,722

The Company determined the volatility for options granted using the historical volatility of the Company’s common stock. The expected life of options has been determined utilizing the “simplified” method as prescribed in ASC 718, Compensation, Stock Compensation. The expected life represents an estimate of the time options are expected to remain outstanding. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. The Company has not paid, and does not anticipate paying, cash dividends on its common stock; therefore, the expected dividend yield is assumed to be zero.

For the three and nine month periods ended February 29, 2016, the Company expensed approximately $28,000 and $86,000 of stock-based compensation, respectively, as compared to approximately $25,000 and $85,000 in the comparable prior periods.

REDEEMABLE COMMON STOCK

During the year ended May 31, 2013, the Company issued 50,000 shares of common stock, $0.10 par value (the “Common Stock”), at a purchase price of $5.00 per share to accredited investors (collectively, the “Investors”) in separate private placement transactions for total proceeds of $250,000. These transactions were completed pursuant to a Securities Purchase Agreement (the “Agreement”) which the Company entered into with each of the respective Investors. In lieu of registration rights, each $25,000 investment entitled the Investors to a fee of $6,000 (the “Fee”) to be paid in six equal quarterly installments during the eighteen month period following the investment. The Agreement also provided the Investors with the right to require the Company to redeem the Common Stock held by such Investors (the “Put Option”) for $5.50 per share in cash for a 30 day period ending between June 1, 2014 and June 30, 2014. Each of the Investors exercised their Put Option and the Common Stock was repurchased by the Company at the agreed upon Put Option price of $5.50 per share for a total of $275,000 during the first quarter of fiscal 2015.

During the fiscal quarter ended August 31, 2014, in a transaction structured in a similar fashion to the above described Agreement, the Company issued 110,000 shares of the Common Stock at a purchase price of $5.00 per share to Joseph P. Daly, an accredited investor and existing Company shareholder, in a private placement transaction for total proceeds of $550,000. This transaction was completed pursuant to a securities purchase agreement whereby Mr. Daly shall have the right to require the Company to repurchase some or all of the shares at $7.00 per share during the ninety (90) day period immediately following the three-year anniversary of the transaction. Upon completion of the transaction, the 110,000 shares of Common Stock issued pursuant to the security purchase agreement were recorded as redeemable common stock at its redemption value of $770,000 and accretion of $220,000 was recorded to additional paid in capital.

During the fiscal quarter ended November 30, 2014, the Company issued an additional 60,000 shares of the Common Stock at a purchase price of $5.00 per share to four accredited investors (collectively, the “New Investors”) in private placement transactions for total proceeds of $300,000. These transactions were completed pursuant to Securities Purchase Agreements (the “New Agreements”) entered into with each of the respective New Investors. In lieu of registration rights, each $50,000 investment entitles the New Investors to a fee (the “New Investors’ Fees”) of $5,000 to be paid in eight equal quarterly installments during the twenty-four month period (the “Payment Period”) following the investment. The New Agreements also provide the New Investors with the right to require the Company to redeem the Common Stock held by such New Investors for $7.00 per share in cash for a 30 day period following the Payment Period. Upon completion of these transactions, the 60,000 shares of Common Stock issued pursuant to the New Agreements were recorded as redeemable common stock at its redemption value of $420,000 and accretion of $120,000 was recorded to additional paid in capital.

During the fiscal quarter ended November 30, 2015, the Company issued an additional 10,000 shares of the Common Stock at a purchase price of $5.00 per share to an accredited investor in private placement transactions for total proceeds of $50,000. This transaction was completed pursuant to a Securities Purchase Agreement entered into with the investor. In lieu of registration rights, the investor is entitled to a fee of $5,000 to be paid in eight equal quarterly installments during the twenty-four month period (the “Payment Period”) following the investment. The Securities Purchase Agreement also provides the investor with the right to require the Company to redeem the Common Stock held by such investor for $7.00 per share in cash for a 30 day period following the Payment Period. Upon completion of this transaction, the 10,000 shares of Common Stock issued pursuant to the Securities Purchase Agreement was recorded as redeemable common stock at its redemption value of $70,000 and accretion of $20,000 was recorded to additional paid in capital.

As of February 29, 2016, the redeemable common stockholders of the Company have the right to redeem shares with an aggregate redemption value of $420,000 within twelve months of the balance sheet date.

The Company first assessed the redeemable Common Stock to determine whether each of these instruments should be accounted for as a liability in accordance with ASC 480, Distinguishing Liabilities from Equity. In that the put option is optionally redeemable by the holder, the Common Stock was not required to be accounted for as a liability. Next, the Company assessed each put option within the redeemable Common Stock as a potential embedded derivative pursuant to the provisions of ASC 815, Derivatives and Hedging, and concluded that the put option did not meet the net settlement criteria within the definition of a derivative. Therefore, the Company has accounted for the redeemable Common Stock in accordance with ASC 480-10-S99, Classification and Measurement of Redeemable Securities, which provides that securities that are optionally redeemable by the holder for cash or other assets are classified outside of permanent equity in temporary equity.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2015, the FASB issued ASU No. 2015-08, "Business Combinations (Topic 805): Pushdown Accounting – Amendments to SEC Paragraphs Pursuant to Staff Accounting Bulletin No. 115."  The amendments in this ASU  amend various SEC paragraphs pursuant to the issuance of Staff Accounting Bulletin No. 115, Topic 5: Miscellaneous Accounting, regarding various pushdown accounting issues, and did not have a material impact on the Company's consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-05, "Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement." The amendments in this ASU provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The amendments do not change the accounting for a customer's accounting for service contracts. As a result of the amendments, all software licenses within the scope of Subtopic 350-40 will be accounted for consistent with other licenses of intangible assets.  The amendments in this ASU are effective for public business entities for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. An entity can elect to adopt the amendments either: (1) prospectively to all arrangements entered into or materially modified after the effective date; or (2) retrospectively. The Company is currently assessing the impact that ASU 2015-05 will have on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, "Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs." The amendments in this ASU are intended to simplify the presentation of debt issuance costs.  These amendments require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. The amendments in this ASU are effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted for financial statements that have not been previously issued. The Company does not expect the adoption of ASU 2015-03 to have a material impact on its consolidated financial statements.

In February 2015, the FASB issued ASU No. 2015-02, "Consolidation (Topic 810): Amendments to the Consolidation Analysis." The amendments in this ASU are intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). In addition to reducing the number of consolidation models from four to two, the new standard simplifies the FASB Accounting Standards Codification and improves current GAAP by placing more emphasis on risk of loss when determining a controlling financial interest, reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity ("VIE"), and changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. The amendments in this ASU are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. ASU 2015-02 may be applied retrospectively in previously issued financial statements for one or more years with a cumulative-effect adjustment to retained earnings as of the beginning of the first year restated. The Company does not expect the adoption of ASU 2015-02 to have a material impact on its consolidated financial statements.

Accounting Standards Update (ASU) 2014-16, “Derivatives and Hedging (Topic 815) – Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity” was issued by the FASB in November 2014. The primary purpose of the ASU is to eliminate the use of different methods in practice and thereby reduce existing diversity under GAAP in the accounting for hybrid financial instruments issued in the form of a share. ASU 2014-16 is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The Company does not believe that this guidance will have a material impact on its consolidated results of operations or financial position or disclosures.

Accounting Standards Update (ASU) 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to ‘Continue as a Going Concern” was issued by the FASB in August 2014. The primary purpose of the ASU is to provide guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The amendments should reduce diversity in the timing and content of footnote disclosure. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for the annual periods and interim periods thereafter. Early adoption is permitted. The Company is in the process of evaluating if this guidance will have a material impact on its consolidated results of operations or financial position or disclosures.

ASU 2014-12, “Compensation-Stock Compensation (Topic 718) – Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” was issued by the FASB in June 2014. ASU 2014-12 requires that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. ASU 2014-12 is effective for public business entities for annual periods and interim periods within the annual periods beginning after December 15, 2015. Early adoption is permitted. The Company does not believe this guidance will have a material impact on its consolidated results of operations or financial position.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, (Topic 606). The ASU is the result of a joint project by the FASB and the International Accounting Standards Board (“IASB”) to clarify the principles for recognizing revenue and to develop a common revenue standard for GAAP and International Financial Reporting Standards (“IFRS”) that would: remove inconsistencies and weaknesses, provide a more robust framework for addressing revenue issues, improve comparability of revenue recognition practices across entities, jurisdictions, industries, and capital markets, improve disclosure requirements and resulting financial statements, and simplify the presentation of financial statements. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective for annual and interim reporting periods beginning after December 15, 2017, based on ASU 2015-14. Early application is permitted but not before the original effective date of December 15, 2016. The Company is currently assessing the impact of this guidance.

C. GEOGRAPHICAL INFORMATION

The Company operates in one reportable segment and is engaged in the development, marketing, distribution and support of computer aided design and product data management and collaboration computer solutions. The Company’s operations are organized geographically with offices in the U.S. and Italy. Components of revenue and long-lived assets (consisting primarily of intangible assets, capitalized software and property, plant and equipment) by geographic location, are as follows (in thousands):

	Three Month Periods Ended
Revenue:	February 29, 2016	February 28, 2015
North America	$746	$809
Europe	193	146
Asia	3	-
Eliminations	(30)	(30)
Consolidated Total	$912	$925

	Nine Month Periods Ended
Revenue:	February 29, 2016	February 28, 2015
North America	$2,564	$2,350
Europe	675	512
Asia	9	-
Eliminations	(51)	(46)
Consolidated Total	$3,197	$2,816

Long Lived Assets:	As of February 29, 2016	As of May 31, 2015
North America	$2,136	$1,797
Europe	40	41
Consolidated Total	$2,176	$1,838

D. DEBT

ESSIGPR

On June 20, 2014, the Company entered into a promissory note agreement (the “Note”) with EssigPR, Inc. (“EssigPR”), a Puerto Rico corporation and related party of the Company. The Note is a three (3) year borrowing arrangement with EssigPR as the lender. The Note is a $750,000 term loan maturing on April 1, 2017, that accrues interest at a 9.5% interest rate, paid quarterly in arrears. The principal on the Note was to be paid from the deferred payments (Holdback Payment and Earn-Out Payments) due over the next three years from Mentor in connection with their purchase of the CADRA product line.

On October 1, 2014, the Company entered into an additional short term borrowing arrangement with EssigPR (“Short Term Note”) whereby it was agreed that the Company would retain $300,000 of the Holdback Payment due from Mentor in October 2014 rather than utilize those monies to pay down the above described Note. The interest rate on the Short Term Note is 9.5%, payable quarterly in arrears. The Short Term Note can be repaid at any time without penalty and was due in full on April 10, 2015. EssigPR was awarded 5,000 fully vested stock options to purchase SofTech common stock at $1.00 per share. The stock options will expire on October 1, 2024 if not exercised. The Short Term Note arrangement did not increase the total principal amount of debt owed to EssigPR. Rather, the arrangement had the effect of establishing new payoff terms for that portion of the debt owed to EssigPR under the Note.

On April 2, 2015, the Short Term Note was amended to extend the due date by three months from April 10, 2015 to July 10, 2015. EssigPR was awarded 2,500 fully vested stock options to purchase SofTech common stock at $1.00 per share. The stock options will expire on April 2, 2025 if not exercised.

During the three months ended August 31, 2015, the Short Term Note was amended to extend the due date to October 10, 2015 and to increase the borrowings by $200,000 in exchange for 2,500 fully vested stock options to purchase SofTech common stock at $1.00 per share. The stock options will expire on July 15, 2025 if not exercised.

During the three months ended November 30, 2015, the Short Term Note was amended to extend the due date to January 10, 2016 and to increase the borrowings by $254,000.

On January 8, 2016, the Short Term Note was amended to extend the due date to April 10, 2016.

On April 11, 2016, the Short Term Note was amended to extend the due date to July 10, 2016.

On the occurrence and continuance of an event of default under the Note that is not cured after written notice from EssigPR, all or any part of the indebtedness under the Note may become immediately due at the option of EssigPR. Under the Note, events of default are (1) a default in the payment of any money owed by the Company to EssigPR under the Note or in any other transaction or (2) a default in the Company’s performance of any obligation to EssigPR under the Note or any other agreement between the two parties, whether such agreement is presently existing or entered into in the future. If the Company dissolves, becomes insolvent, or makes an assignment for the benefit of creditors, all such indebtedness under the Note shall become automatically due and payable.

EssigPR is owned by Joseph P. Daly, a related party of the Company whose beneficial ownership was approximately 19.6% of the Company’s outstanding common stock as of February 29, 2016.

SHORT TERM ADVANCES FROM RELATED PARTIES

Robert Anthonyson, an Officer, Director and beneficial owner of 19.5% of the Company’s outstanding common stock as of February 29, 2016, loaned the Company $50,000 on July 29, 2015 which was repaid to Mr. Anthonyson during the second quarter of fiscal year 2016. Joseph Mullaney, an Officer, Director and beneficial owner of 11.2% of the Company’s outstanding common stock as of February 29, 2016, loaned the Company $19,300 on September 1, 2015 which was repaid during the second quarter of fiscal year 2016.

BLUEVINE

In September 2015, the Company arranged for a credit line of up to $80,000 with BlueVine Capital, Inc. (“BlueVine”). The borrowing arrangement with BlueVine as the lender allows the Company to receive an advance of 85% of the total value of specified invoices. During the three and nine month periods ended February 29, 2016, the Company received advances totaling approximately $23,000 and $55,000 against seven invoices from one customer. As of February 29, 2016 there were no outstanding borrowings under this debt facility.

E. NOTE RECEIVABLE, RELATED PARTY

Joseph Mullaney, the Company’s CEO, was extended a non-interest bearing note in the amount of $134,000 related to a stock transaction in May, 1998. The note is partially secured by the Company stock acquired in that transaction. The Company does not expect repayment within the next twelve months.

F. STOCK PURCHASE AGREEMENT

In June 2013, the Company purchased 170,000 shares of common stock from Greenleaf, The Ronda E. Stryker and William D. Johnston Foundation, and The L. Lee Stryker 1974 Irrevocable Trust fbo Ronda E. Stryker, for a purchase price of $62,900 or $0.37 per share as detailed in Note K to the consolidated financial statements as of May 31, 2013. On August 8, 2014 the Company repurchased Greenleaf’s remaining 101,411 shares at $0.37 per share for a total of approximately $37,000.

G. SUBSEQUENT EVENTS

The Company has evaluated all events and transactions that occurred after the balance sheet and through the date that the financial statements were issued.

On March 25, 2016, the Company’s wholly-owned subsidiary in Italy renewed its Distributorship Agreement with Mentor allowing us to market and support the CADRA technology as a reseller throughout Europe (except Germany) through March 24, 2017 on a non-exclusive basis.

On April 11, 2016 the Short Term Note by and among SofTech, Inc., EssigPR and Joe Daly was extended for an additional three months to July 10, 2016.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This report includes forward-looking statements that relate to, among other matters, our business operations and plans and strategy for the future; our future financial performance and results of operations; and demand for our products and services. These forward-looking statements are often identified by words such as “may,” “will,” “should,” “could,” “would,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential” and similar expressions. These statements are only predictions and involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed. You should not place any undue reliance on these forward-looking statements.

You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including our ability to:

•

generate sufficient cash flow from our operations or other sources to fund our working capital needs and growth initiatives;

•

maintain good relationships with our lenders;

•

comply with the covenant requirements and payment terms under our loan agreements;

•

successfully introduce and attain market acceptance of any new products and/or enhancements of existing products;

•

attract and retain qualified personnel;

•

prevent obsolescence of our technologies;

•

identify strategic initiatives and opportunities that are consistent with our strategic goals;

•

maintain agreements with our critical software vendors;

•

secure renewals of existing software maintenance contracts, as well as contracts with new maintenance customers; and

•

secure new business, both from existing and new customers.

These and other additional factors that may cause our actual results to differ materially from those contained in the forward-looking statements are set forth more fully under Item 1A “Risk Factors” of this report and the other reports we file from time to time with the SEC.

The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. References in this report to the “Company,” “we,” “our,” and “us” refer to the registrant, SofTech, Inc., and its wholly owned subsidiaries.

The following discussion and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included in the previously filed Form 10-K. This discussion includes forward-looking statements that involve risk and uncertainties.

Overview

We operate in one reportable segment and are engaged in the development, marketing, distribution and support of computer software solutions that enable companies to manage the entire lifecycle of their products from conception through design and manufacture, to service and disposal, all of which is known in the industry as Product Lifecycle Management (“PLM”). These solutions include software technology offerings for Computer Aided Design (“CAD”), which we describe below as the CADRA product offering and Product Data Management (“PDM”) and collaboration technologies, which we describe below as our ProductCenter and Connector technologies. The CADRA technology is marketed by the Company in Europe (other than Germany) under the terms of a distribution agreement (the “Distributorship Agreement”) with Mentor Graphics Corporation (“Mentor”), which acquired that technology from us in October 2013. In addition, we offer a technology platform that allows for data exchange between various third party technology offerings which we describe as our Connector offering. We deliver these enterprise–level PLM solutions, with comprehensive out-of-the-box capabilities, to meet the needs of manufacturers of all sizes quickly and cost-effectively. Our operations are organized geographically in the U.S. and Europe. We have sales and customer support offices in the U.S. and Italy. We also operate through resellers in North America, Europe and Asia. For geographical information about our operating revenues and assets, see Note E to the consolidated financial statements included in the Company’s Form 10-K for the fiscal year ended May 31, 2015.

The Company has been actively engaged in acquiring and filing new patent applications, evaluating alternatives for monetizing its existing patents and investigating the acquisition of specific patents already awarded that might enhance our value. It is expected that this kind of activity will become an increasing area of focus and investment over the coming years.

Developing HomeView™ Technology

One such patent filed in 2012 described an information management system for the residential property market. During fiscal 2015 and 2016 we have invested a substantial amount of time in, among other things, researching this market, reviewing various business models, creating specifications for the technology and developing the technology. We are marketing this technology under the name HomeView™. By the end of the second quarter of fiscal 2015 we had completed the preliminary project stage and met the other conditions for capitalizing development costs under ASC 350-40. While this technology is aimed at the needs of the residential property market, the skillsets of our PLM engineers are very similar to the requirements for this technology.

In December 2015, the mobile version of HomeView was approved on iTunes and is now available for download at no charge. HomeView is offered as a hosted solution wherein the software resides on our servers. We are continuing to develop the technology and expect multiple new releases for the foreseeable future. We began introducing this product to the market in the third quarter of fiscal 2016, through attendance and participation at multiple trade events as well as conducting other market outreach activities. Specifically, we attended the Computer Electronics Show and the National Association of Home Builders Show in Las Vegas, Nevada in January 2016. We also exhibited at Inman Connect, a gathering focused on Realtors and Brokers, in New York City in February 2016. In March and April 2016 we have exhibited at multiple Home Shows throughout Massachusetts. We expect this market outreach to continue and possibly increase for the foreseeable future.

ProductCenter

From fiscal years 2006 through 2014 our ProductCenter technology experienced year over year revenue declines. We identified multiple causes for this historical negative revenue trend including, among other things: (i) an increased number of competitive offerings in the marketplace, (ii) elongation of purchase decisions by customers of a technology that already had a long sales cycle, and (iii) uncertain economic conditions. ProductCenter revenue increased in fiscal 2015 by 14.6% as compared to the prior fiscal year. For the first nine months of fiscal 2016, the revenue from the ProductCenter technology increased 5.8% as compared to the same period in fiscal 2015, although this growth has been uneven through the fiscal quarters of fiscal 2016 as detailed herein.

Connector

The Connector technology is offered only as an annual subscription. This product was launched in fiscal 2014 and has been growing steadily. Our revenue for the first nine months of fiscal 2016 was about $137,000 as compared to about $79,000 for the same period in fiscal 2015. During the first nine months of fiscal 2016 we had ten new subscribers compared to seven new subscribers during the same period in fiscal 2015.

CADRA Sale

CADRA is a drafting and design software package for the professional mechanical engineer.

On October 18, 2013, the Company sold substantially all of the assets of its CADRA product line, including all intellectual property related to that technology but specifically excluding cash, billed accounts receivable and liabilities other than the deferred maintenance liability associated with CADRA customer maintenance contracts for support services (the “CADRA Sale”), to Mentor pursuant to an Asset Purchase Agreement dated August 30, 2013 (the “Asset Purchase Agreement”). The aggregate consideration for the CADRA Sale is up to $3.95 million, which is comprised of (i) $3.2 million, $2.88 million of which was paid on the closing date and $320,000 (representing a 10% holdback) payable on the one year anniversary of the closing date subject to any indemnification claims, (the “Holdback Payment”), and (ii) earn-out payments of up to an aggregate $750,000 over the three-year period subsequent to the closing date (the “Earn-Out Payments”), based on 10% of the net revenue generated by the CADRA business, subject to the terms of the Earn-Out Agreement dated August 30, 2013 (the “Earn-Out Agreement”). The Holdback Payment of $320,000 was received on October 20, 2014. No indemnification claims against the Company were made by Mentor during the period of indemnification which has now expired. As of April 1, 2016, Mentor has paid the Company $528,000 of the maximum $750,000 of Earn-Out Payments related to CADRA revenue generated by Mentor from the transaction date to January 31, 2016. The final Earn-Out Payment is due on April 1, 2017 based on CADRA revenue generated by Mentor for the nine months ended October 31, 2016.

In conjunction with completing the CADRA Sale, the Company entered into a one-year, exclusive Distributorship Agreement with Mentor allowing us to market and support the CADRA technology as a reseller throughout Europe (except Germany). Since then, the arrangement has been amended, extended and renewed multiple times. On March 25, 2016, the Distributorship Agreement between SofTech Srl and Mentor was renewed allowing us to market and support the CADRA technology throughout Europe (except Germany) through March 24, 2017 on a non-exclusive basis. Under this arrangement gross margin on software is 30% and the gross margin on support contracts is 35%, consistent with the prior year’s Distributorship Agreement.

We are in the process of restructuring our business subsequent to the CADRA Sale to enable us to successfully operate as a significantly smaller company and to seek new sources of revenue and possible new strategic initiatives. We currently contemplate pursuing the activities described below and other strategic initiatives that the board of directors may subsequently determine are in the best interests of the shareholders.

Activities following the CADRA Sale

PLM Business

Subsequent to the completion of the CADRA Sale, we have continued to offer our ProductCenter and Connector technologies to design and manufacturing companies. Our ProductCenter technology manages the engineering data and electronic files of discrete parts designed in third party proprietary design technologies offered primarily by SolidWorks, PTC and Autodesk. The Connector platform is a technology that allows for a direct interface between Aras Innovator, a third-party PLM solution which features modern, web-based technology, and various well-established CAD technologies. The Aras technology is offered under a subscription revenue model as is our Connector technology. We entered into a partnership agreement with Aras in 2012, pursuant to which we provide distribution and consulting services, as further described below. For a description of the risks related to our PLM business, see “Risk Factors – Risks Related to Our Business” in our Form 10-K for fiscal year 2015.

Distribution Activity

In connection with the CADRA Sale, we entered into a Distributorship Agreement with Mentor to market and support the CADRA technology throughout Europe (except Germany), for a minimum of one year following the sale, through our wholly-owned subsidiary in Italy, SofTech, Srl. The margin to be earned by SofTech for this distribution activity pursuant to the existing Distributorship Agreement was consistent with the margin earned by distributors in the industry. In addition, we will continue to market and distribute third party technologies from Aras as we have since 2012.

Consulting

SofTech has been engaged in the PLM market since 1993. Our consulting group is composed of deeply experienced, long tenured experts solving very complex problems relating to data migration, customization, data control, access, version control, connectivity between proprietary systems and a myriad of other problems encountered by our customers.

Exploring Strategic Initiatives

A core tenet of the management team’s strategy during the past several years has been to actively consider ways to monetize some or all of SofTech’s assets and to pursue new strategic initiatives, such as potential business combinations, sale transactions or strategic partnerships.

Developing Remaining Patent Estate. The Company has filed three provisional patents and purchased the rights to one provisional patent since March 2011. These patents remain in process at the United States Patent and Trademark Office, and the Company intends to continue to pursue the resolution to these filings. These patents generally relate to methods of accumulating buyers’ information in a database in ways that allow the information to be shared with sellers so as to allow the sellers to make targeted, relevant offers to the buyers. While these patents, which could generally be considered eCommerce related, pertain to technologies that are not directly related to our historical revenue producing business activities, we believe they may have applications in those areas.

Analyzing the potential of the technologies described in these patents and the business case for us to invest in efforts to commercialize any of them is part of an ongoing evaluation. While many of these businesses would be new to us, we believe that we possess underlying competencies from our existing businesses, such as strong engineering and software capabilities especially in database technologies, and other attributes, such as numerous long-term client relationships with technology companies that may be complementary to developing new businesses around these technologies. However, any investment by us to attempt to commercialize the technologies described in these patents could be costly and prove to be unsuccessful.

As detailed above, under the caption “Overview—Developing HomeView™ Technology,” during fiscal year 2015 and 2016 we have invested a substantial amount of time in pursuing a data management offering for the residential property market. The product idea was detailed in a patent filing in 2012 that has yet to be awarded. During the third quarter of fiscal 2016, we made the HomeView technology available on iTunes. In addition, we attended a half dozen technology, trade and home shows to begin to introduce the offering. The feedback has been positive to date and we expect this kind of marketing outreach to continue for the foreseeable future.

Strategic Transactions. We will continue to evaluate business combinations and other sale opportunities. We believe that, in addition to our remaining businesses and prospects described above, our status as a publicly traded company and tax attributes could make us an attractive strategic partner. As of May 31, 2015, SofTech had approximately $21 million in federal tax attributes and approximately $4 million in state tax attributes. We will continue to seek strategic transactions for the benefit of our shareholders, but there can be no assurances in this regard.

Other

Deferred CADRA Purchase Price. The sale of the CADRA assets includes contingent Earn-Out Payments equal to 10% of Mentor’s revenue derived from the CADRA technology up to a maximum of $750,000 over the three year period following completion of the transaction (ending October 31, 2016). Therefore, SofTech has a direct financial interest in the continued success of the CADRA technology subsequent to the sale. For the period from October 16, 2013 through January 31, 2016, Mentor has reported Earn-Out Payments of approximately $528,000, all of which have been paid in accordance with the Earn-Out Agreement. The CADRA revenue over the more recent quarters has been trending down significantly, and as a result, our revenue forecast for the remaining nine months of the earn-out period has been reduced.

The foregoing are the currently anticipated activities of the Company following the CADRA Sale. There can be no assurances that our pursuit of these activities will be successful. Furthermore, we may pursue other opportunities that we subsequently determine to be in the best interests of the Company.

Critical Accounting Policies and Significant Judgments and Estimates

The Securities and Exchange Commission (“SEC”) issued disclosure guidance for “critical accounting policies.” The SEC defines “critical accounting policies” as those that require the application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Our significant accounting policies are described in Note B to the consolidated financial statements for the fiscal year ended May 31, 2015 included in our previously filed Form 10-K. There have been no changes to the policies for the three and nine months ended February 29, 2016.

Results of Operations

The table below presents the comparative statements of operations for the three month periods ended February 29, 2016 and February 28, 2015 along with the dollar and percentage change amounts for each revenue and expense item (expressed in thousands, except percentages):

	February 29, 2016	February 28, 2015	Change in $	Change in %
Revenue:
Products	$67	$184	$(117)	(63.6)%
Services	845	741	104	14.0
Total revenue	912	925	(13)	(1.4)

Cost of revenue:
Products	18	38	(20)	(52.6)
Services	335	392	(57)	(14.5)
Total cost of revenue	353	430	(77)	(17.9)

Gross margin	559	495	64	12.9

Research and development expenses	204	183	21	11.5
Selling, general and administration expenses	668	592	76	12.8
Change in fair value of earn-out payments	(21)	(10)	(11)	110.0

Operating loss	(292)	(270)	(22)	8.1

Interest expense	30	31	(1)	(3.2)
Other (income) expense	(12)	55	(67)	(121.8)

Net loss	$(310)	$(356)	$46	(12.9)%

The table below presents the comparative statements of operations for the nine month periods ended February 29, 2016 and February 28, 2015 along with the dollar and percentage change amounts for each revenue and expense item (expressed in thousands, except percentages):

	February 29, 2016	February 28, 2015	Change in $	Change in %
Revenue:
Products	$475	$454	$21	4.6%
Services	2,722	2,362	360	15.2
Total revenue	3,197	2,816	381	13.5

Cost of revenue:
Products	64	124	(60)	(48.4)
Services	1,138	1,183	(45)	(3.8)
Total cost of revenue	1,202	1,307	(105)	(8.0)

Gross margin	1,995	1,509	486	32.2

Research and development expenses	495	677	(182)	(26.9)
Selling, general and administration expenses	1,900	1,953	(53)	(2.7)
Change in fair value of earn-out payments	30	(70)	100	(142.9)

Operating loss	(430)	(1,051)	621	(59.1)

Interest expense	71	158	(87)	(55.1)
Other expense	4	98	(94)	(95.9)

Net loss	$(505)	$(1,307)	$802	(61.4)%

The table below presents the relationship, expressed as a percentage, between income and expense items and total revenue, for the three month periods ended February 29, 2016 and February 28, 2015:

	Items as a percentage of revenue
	February 29,	February 28,
	2016	2015
Revenue:
Products	7.3%	19.9%
Services	92.7	80.1
Total revenue	100.0	100.0

Cost of revenue:
Products	2.0	4.1
Services	36.7	42.4
Total cost of revenue	38.7	46.5

Gross margin	61.3	53.5

Research and development expenses	22.4	19.8
Selling, general and administrative expenses	73.2	64.0
Change in fair value of earn-out payments	(2.3)	(1.1)

Operating loss	(32.0)	(29.2)

Interest expense	3.3	3.4
Other (income) expense	(1.3)	5.9

Net loss	(34.0)%	(38.5)%

The table below presents the relationship, expressed as a percentage, between income and expense items and total revenue, for the nine month periods ended February 29, 2016 and February 28, 2015:

	Items as a percentage of revenue
	February 29,	February 28,
	2016	2015
Revenue:
Products	14.9%	16.1%
Services	85.1	83.9
Total revenue	100.0	100.0

Cost of revenue:
Products	2.0	4.4
Services	35.6	42.0
Total cost of revenue	37.6	46.4

Gross margin	62.4	53.6

Research and development expenses	15.5	24.0
Selling, general and administrative expenses	59.4	69.4
Change in fair value of earn-out payments	0.9	(2.5)

Operating loss	(13.5)	(37.3)

Interest expense	2.2	5.6
Other expense	0.1	3.5

Net loss	(15.8)%	(46.4)%

Revenue

The following table summarizes total revenue by product line for the three month periods ended February 29, 2016 and February 28, 2015 (in thousands, except percentages):

	February 29,	February 28,
	2016	2015	$ Change	% Change
Product Line
ProductCenter	$690	$783	$(93)	(11.9)%
Connector	59	55	4	7.3
CADRA	82	80	2	2.5
Other third party products	81	7	74	1057.1
Total	$912	$925	$(13)	(1.4)%

The following table summarizes total revenue by product line for the nine month periods ended February 29, 2016 and February 28, 2015 (in thousands, except percentages):

	February 29,	February 28,
	2016	2015	$ Change	% Change
Product Line
ProductCenter	$2,434	$2,301	$133	5.8%
Connector	175	136	39	28.7
CADRA	318	366	(48)	(13.1)
Other third party products	270	13	257	1,976.9
Total	$3,197	$2,816	$381	13.5%

The product line revenue is further broken down by revenue type hereunder with explanations for changes in the three and nine month periods ended February 29, 2016 as compared to the same periods in fiscal 2015.

Product Revenue

Product revenue for the three and nine months ended February 29, 2016 was approximately $67,000 and $475,000, as compared to approximately $184,000 and $454,000 for the same period in the prior fiscal year. The table below details product revenue by product line for the three month periods ended February 29, 2016 and February 28, 2015 (in thousands, except percentages):

	February 29,	February 28,
	2016	2015	$ Change	% Change
Product Line
ProductCenter	$61	$177	$(116)	(65.5)%
CADRA	6	4	2	50.0
Other third party products	-	3	(3)	(100.0)
Total	$67	$184	$(117)	(63.6)%

The table below details product revenue by product line for the nine month periods ended February 29, 2016 and February 28, 2015 (in thousands, except percentages):

	February 29,	February 28,
	2016	2015	$ Change	% Change
Product Line
ProductCenter	$439	$422	$17	4.0%
CADRA	27	29	(2)	(6.9)
Other third party products	9	3	6	200.0
Total	$475	$454	$21	4.6%

Aggregate product revenue from our ProductCenter technology in each of fiscal 2015 and the first nine months of fiscal 2016 has been more than double that of the aggregate ProductCenter technology product revenue in each of fiscal years 2013 and 2014 as we have had multiple existing customers expanding the use of the technology. However, the quarterly revenue in fiscal 2015 and 2016 has been erratic and unpredictable. The three months ended February 29, 2016, was one such quarter where we were tracking several opportunities that slipped into future periods resulting in just $61,000 in product revenue, compared with product revenues of $354,000 during the second quarter of fiscal 2016. We expect this uneven quarterly experience to continue for the foreseeable future.

Service Revenue

Our service revenue is composed of annual software maintenance and subscription contracts and consulting revenue generated primarily from our ProductCenter technology. The table below summarizes service revenue by product line for the three months ended February 29, 2016 and February 28, 2015 (in thousands, except percentages):

	February 29,	February 28,
	2016	2015	$ Change	% Change
Product Line
ProductCenter	$629	$607	$22	3.6
Connector	59	55	4	7.3
CADRA	76	75	1	1.3
Other	81	4	77	1925.0
Total	$845	$741	$104	14.0%

The table below summarizes service revenue by product line for the nine months ended February 29, 2016 and February 28, 2015 (in thousands, except percentages):

	February 29,	February 28,
	2016	2015	$ Change	% Change
Product Line
ProductCenter	$1,995	$1,880	$115	6.1%
Connector	175	136	39	28.7
CADRA	291	336	(45)	(13.4)
Other	261	10	251	2510.0
Total	$2,722	$2,362	$360	15.2%

Maintenance and subscription revenue was approximately $643,000 and $1,947,000 for the three and nine month periods ended February 29, 2016, as compared to $587,000 and $1,836,000 for the same period in the prior fiscal year, an increase of approximately 9.5% and 6.0%, respectively. For the three months ended February 29, 2016 compared to the same period in the prior fiscal year, maintenance revenue from ProductCenter and CADRA were generally unchanged while subscription revenue from the Connector and from third party products we distribute contributed equally to the $41,000 increase. For the nine month period ended February 29, 2016 compared to the same period in the prior fiscal year ProductCenter maintenance revenue increased 1.8%, CADRA maintenance revenue declined 10.3% primarily due to the weakness in the Euro relative to the USD and Connector subscription revenue increased 73.4%. During the same nine month period, maintenance and subscription revenue related to third party products we distribute increased to $69,000 from just $10,000 in the same period in the prior fiscal year.

Our Connector technology is offered only as an annual subscription. Under these arrangements the subscriber pays upfront for the use of the technology for the subsequent twelve month period and the revenue is amortized evenly during the use period. For the three months ended February 29, 2016 our Connector subscription billings were approximately $61,000 as compared to $73,000 in the same period in the prior year. For the nine month period ended February 29, 2016 our Connector subscription billings were approximately $149,000 as compared to $122,000 in the same period in the prior fiscal year. In the first nine months of the current fiscal year we added ten new subscribers. Given the Aras Innovator installed base and what we perceive to be continuing market momentum for this technology we expect our Connector subscription business to continue to grow, although there can be no assurances that the revenue increase in the most recent quarter is sustainable.

Consulting revenue was approximately $202,000 and $775,000 for the three and nine months ended February 29, 2016, respectively, an increase of approximately 30.3% and 47.1% from the same period in the prior fiscal year. These professional services are generated primarily from our existing ProductCenter customers. However, the Connector technology and the third party PLM solutions we are distributing present us with consulting opportunities that we might not otherwise be aware of and we expect these opportunities to be a growing portion of the consulting group’s activity.

The increased consulting revenue in the current quarter and for the nine month period ended February 29, 2016 relative to the same period in the prior fiscal year was primarily due to a unique project we were awarded in May 2015 from our largest European customer. The project involves the implementation of several third party technologies in a test environment to create a central repository for engineering bill of materials for the customer’s complex products. The creation of the central repository will allow for improvement in querying parts and vastly improved viewing of finished products.

Gross Margin

Gross margin as a percentage of revenue was 61.3% and 62.4% for the three and nine month periods ended February 29, 2016, respectively, as compared to 53.5% and 53.6% in the same periods in the prior fiscal year. The overall gross margin increase for the three and nine month periods ended February 29, 2016 as compared to the same period in the prior fiscal year was primarily due to a significant improvement in gross margin on service revenue. For the three month period ended February 29, 2016, service revenue increased 14.0% and service costs decreased by 14.5% as compared to the same period in the prior fiscal year. The increased service revenue for the three month period was primarily related to the previously announced Agusta Westland contract. For the nine month period ended February 29, 2016, service revenue increased 15.2% and service costs decreased 3.8% as compared to the same period in the prior fiscal year. The increased service revenue for the nine month period was primarily from the aforementioned Agusta Westland contract but increases in ProductCenter maintenance revenue, Connector subscription revenue and consulting revenue also contributed to the improvement.

Research and Development Expenses

Research and development expenses were approximately $204,000 and $495,000 for the three and nine month periods ended February 29, 2016, respectively, as compared to approximately $183,000 and $677,000 in the comparable periods in fiscal 2015. During the three and nine month period ended February 29, 2016 approximately $102,000 and $335,000 of software development costs related to the development of new products were capitalized, compared to approximately $101,000 for both the three and nine month periods ended February 28, 2015.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses were approximately $668,000 and $1,900,000 for the three and nine month periods ended February 29, 2016, respectively, as compared to approximately $592,000 and $1,953,000 for the comparable periods in fiscal year 2015. The increase in SG&A expenses during the three months ended February 29, 2016 was primarily due to the release of HomeView in early January 2016 and the significant increase in marketing expenditures that resulted from that launch. These marketing activities included attendance or exhibiting at a half a dozen technology, trade and home shows. The Company expects this level of activity and expenditure to continue and increase for the foreseeable future.

HomeView Investment

In addition to the HomeView development costs capitalized during fiscal year 2016, the Company incurred expenses related to HomeView of approximately $130,000 and $304,000 for the three and nine months ended February 29, 2016, respectively. In fiscal 2015, we incurred HomeView related expenses of approximately $100,000 and $284,000, for the three and nine month periods ended February 28, 2015, respectively. The expectation is that these expenditures will continue and likely increase as we introduce this technology to the marketplace.

Gain on sale of product line

During the three month period ended February 29, 2016, the Company increased the fair value of the Earn-Out Payments by $21,000 based on an independent valuation. During the nine months ended February 29, 2016 the Company wrote down the fair value of the Earn-Out Payments by approximately $30,000.  The write down was required due to a material decline in the CADRA revenue as reported to the Company by Mentor. Under the terms of the Earn-Out Agreement, the Company is due 10% of the net revenue recorded by Mentor during the three year period from October 19, 2013 through October 31, 2016. Mentor has reported to us its CADRA revenue from October 19, 2013 through January 31, 2016 which amounted to approximately $5.28 million but its CADRA revenue has been trending down significantly over the more recent quarters.

Interest Expense

Interest expense for the three and nine month periods ended February 29, 2016 was approximately $30,000 and $71,000, respectively, as compared to approximately $31,000 and $158,000, for the comparable periods in the prior fiscal year. The average debt outstanding for the three and nine month periods ended February 29, 2016 was approximately $907,000 and $772,000 compared to approximately $730,000 and $1.6 million from the comparable periods in the prior fiscal year. Also during the three and nine month periods ended February 28, 2015, the Company expensed approximately $9,000 and $27,000 of non-cash interest expense related to the extinguishment of warrants issued to its former lender.

Net Loss

The net loss for the three and nine month periods ended February 29, 2016 was approximately ($310,000) and ($505,000) or ($0.34) and ($0.56) per share, respectively, as compared to net loss of approximately ($356,000) and ($1,307,000) or ($0.40) and ($1.47) per share for the comparable periods in the prior fiscal year.

Liquidity and Capital Resources

During the nine month period ended February 29, 2016 the net cash used in operating activities totaled approximately $393,000 as compared to approximately $1.2 million in the comparable prior period. The net loss for the period adjusted for non-cash expenditures used approximately $321,000 as compared to approximately $914,000 in the comparable prior period. The net change in current assets and liabilities used $72,000 during the nine month period composed primarily of a reduction in the liability associated with deferred revenue and accounts receivable and an increase in accounts payable and accrued expenses.

Net cash used in investing activities for the nine months ended February 29, 2016 was approximately $357,000, primarily composed of capitalized software development costs related to the creation of new products and capital expenditures. In fiscal 2015, investing activities provided cash of $215,000 due to the deferred payment of $320,000 related to the sale of the CADRA product line which was offset by approximately $101,000 in capitalized software development costs.

Net cash provided by financing activities for the nine months ended February 29, 2016 totaled approximately $492,000 composed primarily of a net increase of $454,000 in the short term borrowing arrangement with EssigPR, Inc., a Puerto Rico corporation (“EssigPR Note”) and $50,000 from the sale of common stock.

In September 2015, the Company issued 10,000 shares of the Company’s common stock at a purchase price of $5.00 per share to an accredited investor in a private placement transaction for total proceeds of $50,000. This transaction was completed pursuant to a Securities Purchase Agreement entered into with the investor. In lieu of registration rights, the investor is entitled to a fee of $5,000 to be paid in eight equal quarterly installments during the twenty-four month period (the “Payment Period”) following the investment. The Securities Purchase Agreement also provides the investor with the right to require the Company to redeem the Common Stock held by such investor for $7.00 per share in cash for a 30-day period following the Payment Period.

Capital Resource Activity

EssigPR Note. On June 20, 2014, the Company entered into a three (3) year promissory note agreement (the “Note”) with EssigPR, Inc. (“EssigPR”), a Puerto Rico corporation, as the lender. The EssigPR Note is a $750,000 term loan maturing on April 1, 2017, that accrues interest at a 9.5% interest rate, paid quarterly in arrears. The principal on the EssigPR Note was to be repaid from the Holdback Payment and Earn-Out Payments in connection with Mentor’s purchase of the CADRA product line from SofTech pursuant to the Asset Purchase Agreement.

On October 1, 2014, the Company entered into an additional short term borrowing arrangement with EssigPR (“Short Term Note”) whereby it was agreed that the Company would retain $300,000 of the Holdback Payment due from Mentor in October 2014 rather than utilize those monies to pay down the above described Note. The interest rate on the Short Term Note is 9.5%, payable quarterly in arrears. The Short Term Note could be repaid at any time without penalty and was due in full on April 10, 2015. EssigPR was awarded 5,000 fully vested stock options to purchase SofTech common stock at $1.00 per share. The stock options will expire on October 1, 2024 if not exercised. The Short Term Note arrangement did not increase the total principal amount of debt owed to EssigPR.  Rather, the arrangement had the effect of establishing new payoff terms for that portion of the debt owed to EssigPR under the Note.

On April 2, 2015, the Short Term Note was amended to extend the due date by three months from April 10, 2015 to July 10, 2015. EssigPR was awarded 2,500 fully vested stock options to purchase SofTech common stock at $1.00 per share. The stock options will expire on April 2, 2025 if not exercised.

On July 15, 2015, the Short Term Note was amended again to extend the due date by three months from July 10, 2015 to October 10, 2015. EssigPR was awarded 2,500 fully vested stock options to purchase SofTech common stock at $1.00 per share. The stock options will expire on July 15, 2025 if not exercised.

On October 16, 2015, the Short Term Note was amended again to increase the borrowings from $300,000 to $700,000 and to extend the due date from October 10, 2015 to January 10, 2016. On November 30, 2015, the Short Term Note was again amended to increase the borrowings from $700,000 to $754,000.

On January 8, 2016, the Short Term Note was amended again to extend the due date from January 10, 2016 to April 10, 2016.

On April 11, 2016, the Short Term Note was amended to extend the due date to July 10, 2016.

On the occurrence and continuance of an event of default under the Note that is not cured after written notice from EssigPR, all or any part of the indebtedness under the Note may become immediately due at the option of EssigPR. Under the Note, events of default are (1) a default in the payment of any money owed by the Company to EssigPR under the Note or in any other transaction or (2) a default in the Company’s performance of any obligation to EssigPR under the Note or any other agreement between the two parties, whether such agreement is presently existing or entered into in the future. If the Company dissolves, becomes insolvent, or makes an assignment for the benefit of creditors, all such indebtedness under the Note shall become automatically due and payable.

EssigPR is owned by Joseph P. Daly, a related party of the Company whose beneficial ownership was approximately 19.6% of the Company’s outstanding common stock as of February 29, 2016.

BlueVine Capital, Inc.

In September 2015, the Company obtained a credit line of up to $80,000 from BlueVine Capital, Inc. (“BlueVine”). This facility allows for short term advances of up to 85% of the face value of customer invoices that meet certain parameters specified and approved by BlueVine. As of February 29, 2016 there were no outstanding borrowings under this debt facility.

Short term advances from related parties. Robert Anthonyson, an Officer, Director and beneficial owner of 19.5% of the Company’s outstanding common stock as of February 29, 2016, loaned the Company $50,000 on July 29, 2015 which was repaid to Mr. Anthonyson during the second quarter of fiscal year 2016. Joseph Mullaney, an Officer, Director and beneficial owner of 11.2% of the Company’s outstanding common stock as of February 29, 2016, loaned the Company $19,300 on September 1, 2015 which was repaid during the second quarter of fiscal year 2016.

Capital Requirements for Business

As detailed above, under the caption “Overview – Developing HomeView™ Technology”, the Company has made a significant investment during fiscal years 2015 and 2016 in the development of a new technology addressing the residential property market. In December 2015, the mobile version of HomeView was approved on iTunes and is now available for download at no charge. We are continuing to develop the technology and expect multiple new releases for the foreseeable future. We began introducing this product to the market during the three months ended February 29, 2016. The Company expects that additional capital will be required to continue to introduce HomeView into this market effectively.

The Company has been investigating various alternatives for raising this needed capital. While debt is one of those alternatives, the Company believes that some form of equity infusion is more appropriate given that the new product has not yet demonstrated market acceptance or proven its revenue model.

Another possible alternative to selling additional shares of common stock or incurring debt may be to raise the necessary capital through the sale of one or more of the Company’s existing revenue producing product lines. At this time, we do not know what alternatives will be available to us and no decision has been made on the best alternative available. However, we are continuously evaluating this situation. There can be no assurance that we can raise the necessary capital on reasonable terms. If the Company is unable to raise the necessary capital, its plans for maximizing the return on the capital invested in the new product and for establishing a new revenue source may be materially negatively impacted.

The consolidated financial statements have been prepared on a basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company’s long-term viability is dependent on its ability to generate sufficient product revenue, net income and cash flows from operations to support its business as well as its ability to obtain additional capital. Management’s plans also include reducing operating costs and delaying certain expenditures, if necessary, to maintain the Company’s liquidity.

The Company had a cash balance of approximately $73,000 as of February 29, 2016. Management believes that with its available cash and current operating plan that projects cash generation from future operations it will have sufficient cash to meet the Company’s working capital and capital expenditure requirements through at least the next twelve months. There can be no assurance, however, that the Company will not require additional financing in the future if funds from future operations or estimated expenses differ materially from those amounts estimated by management. If we were required to obtain additional financing in the future, there can be no assurance that sources of capital would be available on terms favorable to us, if at all.

Capital Requirements for Redeemable Common Stock

As described below, during calendar year 2016, the Company has substantial repurchase obligations relating to shares of common stock sold in various private placements, including $420,000 of financial obligations with respect to shares of common stock that may be put to the Company in second quarter of fiscal year 2017.

Pursuant to the terms of prior private placements, we have outstanding 180,000 shares of our common stock that were sold at a purchase price of $5.00 per share and each investor may, beginning on various dates in fiscal 2017 and fiscal 2018, require us to repurchase such investor’s shares at $7.00 per share, as indicated below:

Repurchase Period	No. of Shares Subject to Repurchase	Purchase Price (per share)	Repurchase Price (per share)	Aggregate Repurchase Price
9/18/16 – 10/18/16	20,000	$5.00	$7.00	$140,000
9/22/16 – 10/22/16	30,000	$5.00	$7.00	$210,000
10/9/16 – 11/8/16	10,000	$5.00	$7.00	$70,000
6/20/17 – 9/18/17	110,000	$5.00	$7.00	$770,000
9/21/17 – 10/21/17	10,000	$5.00	$7.00	$70,000
Total:	180,000			$1,260,000

If we are unable to honor the put right with respect 110,000 of such shares (a financial obligation of $770,000), the unpaid portion converts into a loan obligation secured by all our assets and bearing interest at an annual rate of 20%.  If we default on our obligations under such note, the holder of such note may assert any rights it has as a secured creditor, including rights to foreclose on our assets.

Item 3. Controls and Procedures

Evaluation of Disclosure Controls and Procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and we necessarily were required to apply our judgment in evaluating the cost-benefit relationship of possible changes or additions to our controls and procedures.

As of the end of the period covered by this report (February 29, 2016), we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1A. Risk Factors

Our business is subject to numerous risks. We caution you that the following important factors, among others, could cause our actual results to differ materially from those expressed in forward-looking statements made by us or on our behalf in filings with the SEC, press releases, communications with investors and oral statements. Any or all of our forward-looking statements in this report, our Annual Report on Form 10-K and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Any factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may differ materially from those anticipated in forward-looking statements. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosure we make in our reports filed with the SEC.

Risks Related to Our Business

Following the sale of the CADRA business in October 2013, we have been and will continue to restructure our business to enable us to successfully operate as a significantly smaller company and to seek new sources of revenue and new strategic initiatives. SofTech operating results subsequent to the sale of the CADRA business may not be profitable, and we may be unsuccessful in developing new business opportunities.

The CADRA business was responsible for about half of the consolidated revenue in fiscal 2013 and the majority of the profitability and cash flow. The importance of the CADRA business to the consolidated results in fiscal 2013 was similar in at least the two immediately preceding fiscal years. The remaining product lines following the CADRA Sale, namely ProductCenter and the Connector technologies, are product lines that have historically been less profitable than the CADRA business, have fewer customers and have a more complex sales cycle. It is likely that the Company will need to reduce spending in order to achieve profitability, and ultimately will need to find new strategic directions and new sources of revenue in order to meaningfully increase the size of its business. The new product ideas that the management team has interest in pursuing as described in the patent filings over the last few years are speculative in that the products are still in development and the management team may not have the depth of experience required to be successful in those new markets.

We will need additional capital to continue to develop and launch our HomeView™ technology and  product.

We generated positive cash flow as measured by EBITDA, a non-GAAP measure, every fiscal year from 2002 through 2014. The sale of the CADRA product line in fiscal 2014 together with the investment made in 2015 and 2016 to develop a new product for the residential property market has resulted in current year cash losses that have been funded by our balance sheet, sales of common stock and limited additional borrowings. We will require additional capital to support the ongoing development and launch of our HomeView technology and product. There can be no assurance that the capital needed will be available or if the terms will be reasonable. If the Company is unable to raise the necessary capital, its plans for maximizing the return on the capital invested in the new product and for establishing a new revenue source may be materially negatively impacted.

Our HomeView product may not gain enough market acceptance to warrant continued investment.

We have made a substantial investment in pursuing the HomeView product idea, which we launched commercially in January 2016. While our analysis supports the need for this kind of technology in the residential property market, there can be no assurance that HomeView will gain the number of users required to warrant continued investment in the technology.  Failure to gain market acceptance may lead to the write off of the investment made in HomeView through a charge to income.

We have substantial repurchase obligations relating to securities we sold in various private placements, which may be put to us starting in September 2016.  If we are unable to meet these financial obligations, which are approximately $1,260,000 in the aggregate, or re-negotiate their terms, our financial condition would be materially adversely affected.

Pursuant to the terms of prior private placements, we have outstanding 180,000 shares of our common stock that were sold at a purchase price of $5.00 per share and each investor may, beginning on various dates in fiscal 2017 and fiscal 2018, require us to repurchase such investor’s shares at $7.00 per share, as indicated below:

Repurchase Period	No. of Shares Subject to Repurchase	Purchase Price (per share)	Repurchase Price (per share)	Aggregate Repurchase Price
9/18/16 – 10/18/16	20,000	$5.00	$7.00	$140,000
9/22/16 – 10/22/16	30,000	$5.00	$7.00	$210,000
10/9/16 – 11/8/16	10,000	$5.00	$7.00	$70,000
6/20/17 – 9/18/17	110,000	$5.00	$7.00	$770,000
9/21/17 – 10/21/17	10,000	$5.00	$7.00	$70,000
Total:	180,000			$1,260,000

If we are unable to honor the put right with respect 110,000 of such shares (a financial obligation of $770,000), the unpaid portion converts into a loan obligation secured by all our assets and bearing interest at an annual rate of 20%.  If we default on our obligations under such note, the holder of such note may assert any rights it has as a secured creditor, including rights to foreclose on our assets.

Revenue declines in our product lines may have a material adverse impact upon our business and overall financial performance.

We have experienced consolidated revenue declines each fiscal year since 2006. The revenue declines for fiscal years 2014 and 2015, however, were primarily due to the CADRA Sale that was completed four months into fiscal year 2014.

Revenue from our ProductCenter technology declined for eight straight fiscal years from fiscal year 2006 through fiscal year 2014. In fiscal year 2015, ProductCenter revenue increased by 14.6% compared to the prior fiscal year and in the first nine months of fiscal year 2016 ProductCenter revenue experienced a 5.8% increase compared to the same period in the prior fiscal year. The backlog, pipeline of active deals and contract awards indicate that the revenue growth is likely to continue for fiscal 2016, although there can be no assurances in that regard. The revenue declines described above were due to several factors. In July 2007, PTC informed us that it would not renew its partnership agreement with us when the agreement expired in January 2008. We had been a member of the PTC partnership program for 12 years. The PTC partnership agreement, among other things, provided us with the right to distribute certain information that allowed for our technology to directly interface with PTC’s proprietary CAD tools. The non-renewal has essentially prevented us from marketing our ProductCenter solution to new customers that utilize PTC’s technology and has negatively impacted our product revenue from this technology offering. In addition to the PTC partnership termination, ProductCenter revenues have been negatively affected by: (i) an increased number of competitive offerings in the marketplace, (ii) elongation of purchase decisions by customers of a technology that already has a long sales cycle, and (iii) uncertain economic conditions. The recent increases in ProductCenter revenue has come from existing customers expanding their use of the technology. It is difficult for the Company to determine if the current year revenue increase is sustainable.

Subscription revenue from our Connector technology increased by approximately 73.4% in the first nine months of fiscal year 2016 compared to the same period in the prior year. We added nine new customers in the first nine months of fiscal year 2016 and we hope to continue to build on that momentum. This solution is offered only as a subscription which makes revenue growth a more likely event year-over-year as compared to the perpetual license model employed with our ProductCenter technology. The customers for our Connector technology are Aras Innovator (a third party PLM solution) users that have already made the investment in that technology and are now trying to get more functionality from that investment. It is our understanding that Aras Innovator continues to grow at a much faster rate than the overall PLM market which provides us with an opportunity to continue to grow our Connector revenue.

While the recent revenue trend for ProductCenter is encouraging and the market acceptance for our Connector technology is building, we do not have enough broad based momentum from either technology to yet be able to definitively conclude that our historical revenue declines are behind us.

Significant future declines in our total revenues may have a material adverse impact upon our business and overall financial performance.

We compete against numerous technology companies in the mature PLM industry that are significantly larger and have vastly greater financial resources at their disposal.

Many of our competitors, including PTC, SolidWorks, Siemens and Autodesk, have substantially greater financial, technological, marketing, managerial and research and development resources and experience than we do and represent significant competition for us. Our competitors may succeed in developing competing technologies or products which may gain market acceptance more rapidly than our products. Existing or proposed products of our competitors may render our existing or proposed products noncompetitive or obsolete. If we are unable to compete successfully in the future, the competitive pressures that we face could adversely affect our profitability or financial performance.

Our agreements with certain software vendors may be terminated at will by the vendors.

We utilize third party vendors to provide certain software and utilities which help us to continue to develop and support ProductCenter customers with their integrations from ProductCenter to their respective CAD solutions. These agreements are subject to termination at will by the vendors, and, if terminated, we would need to seek alternative methods of providing continuing support to our existing customers and an alternative solution to meet the needs of prospective customers, which could have a material adverse effect on future performance. For example, in July 2007, we were informed that our agreement with one such vendor, PTC, was not going to be extended beyond its renewal date of January 31, 2008. Thus the agreement with PTC has since expired. A significant number of our current ProductCenter customers utilize PTC’s proprietary CAD technology. We continue to support our current customers who are utilizing PTC’s CAD solution with a customer specific consulting solution. While this customer specific consulting solution has allowed us to retain the majority of our customers utilizing PTC’s CAD tool, it has precluded us from proposing our solution to new customers using that CAD technology. Our inability to offer our solution to new customers utilizing PTC’s technology or similar restrictions that could result from any future terminations of similar agreements with other vendors could have an adverse effect on our future revenues.

Our ability to use our federal and state net operating loss carryforwards (“NOLs”) to reduce taxable income generated in the future could be substantially limited or eliminated.

As of May 31, 2015, we had approximately $21 million of federal NOLs available to offset future taxable income, which expire in varying amounts beginning in 2022, if unused. We may not generate taxable income in time to use these NOLs prior to their expiration, and the Internal Revenue Service may not agree with the amount or timing of prior losses, thereby limiting the value of our NOLs. Furthermore, our ability to use our NOLs is subject to an annual limitation due to ownership changes that may have occurred or that could occur in the future, as determined by Section 382 of the Internal Revenue Code of 1986, as amended, as well as similar state regulations. Depending on the actual amount of any limitation on our ability to use our NOLs, our future taxable income could be subject to federal and/or state income tax, creating federal and/or state income tax liabilities. We previously maintained a tax benefits preservation plan with respect to our NOLs, which expired in February 2015.

Our quarterly results may fluctuate making our future revenue and financial results difficult to predict.

Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Our quarterly revenue may fluctuate significantly for several reasons including: the timing and success of introductions of any new products or product enhancements or those of our competitors; uncertainty created by changes in the market; variations in the size and timing of individual orders; competition and pricing; seasonality; and customer order deferrals or cancellations as a result of general economic conditions or industry decline. Furthermore, we have often recognized a substantial portion of our product revenues in the last month of a quarter, with these revenues frequently concentrated in the last weeks or days of a quarter. As a result, product revenues in any quarter are substantially dependent on orders booked and shipped in the latter part of that quarter and revenues from any future quarter are not predictable with any significant degree of accuracy. We typically do not experience order backlog. For these reasons, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

Our financial condition could be adversely affected if significant errors or defects are found in our software.

Sophisticated software can sometimes contain errors, defects or other performance problems. If errors or defects are discovered in our current or future products, we may need to expend significant financial, technical and management resources, or divert some of our development resources, in order to resolve or work around those defects, and we may not be able to correct them in a timely manner or provide an adequate response to our customers.

Errors, defects or other performance problems in our products could cause us to delay new product releases or customer deployments. Any such delays could negatively impact our ability to realize revenue from the licensing and shipment of new or enhanced products and give our competitors a greater opportunity to market competing products. Such difficulties could also cause us to lose customers. Technical problems or the loss of customers could also damage our business reputation and cause us to lose new business opportunities.

We are dependent on key personnel whose loss could impair our operations, our product development or our sales efforts.

We are a small company especially for one that is publicly held. Our technologies are complex and have been developed over many years. While we enjoy the benefit of a very experienced, long-tenured employee group, we are dependent on many of those employees for the familiarity, expertise and unique insight they have developed with our products that would be extremely difficult and time consuming to replace. The loss of services of any of our key personnel could make it difficult for us to meet important objectives, such as timely and effective product introductions and financial goals.

We may be sued for infringing on the intellectual property rights of others.

Our ProductCenter technology was launched in the early 1990’s. Over the decades that our technologies have been in the marketplace, a significant number of patents have been filed by competitors. It is difficult if not impossible for us to monitor these patent awards to become familiar with their claims and we do not attempt to do so. Third parties may assert that we are employing their proprietary technology without authorization. There can be no assurance that we do not or will not infringe on the patent or proprietary rights of others. Parties making claims against us may be able to obtain injunctive or other equitable relief that could effectively block our ability to further develop, commercialize and sell products, and such claims could result in the award of substantial damages against us. In the event of a successful claim of infringement against us, we may be required to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. In that event, we could encounter delays in product introductions while we attempt to develop alternative methods or products or be required to cease offering affected products and our operating results would be harmed.

Our sales and operations are globally dispersed, which exposes us to additional operating and compliance risks.

We sell and deliver software and services, and maintain support operations in multiple countries whose laws and practices differ from one another. For the three month periods ended February 29, 2016 and February 28, 2015, North America accounted for approximately 78.5% and 84.2%, Europe for approximately 21.1% and 15.8% and Asia for approximately 0.3% and zero of our revenue. Managing these geographically dispersed operations requires significant attention and resources to ensure compliance with laws. Accordingly, while we maintain a compliance program, we cannot guarantee that an employee, agent or business partner will not act in violation of our policies or U.S. or other applicable laws. Such violations can lead to civil and/or criminal prosecutions, substantial fines and the revocation of our rights to continue certain operations and also cause business and reputation loss.

We are obligated to maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

In December 2011, we filed a Form 8-A with the SEC in connection with the effectiveness of our registration statement (333-174818), subjecting us again to the reporting requirements under the Exchange Act. As a public company, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We may not be able to remediate future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our common stock.

Because we are a relatively small company, the requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management; and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we need to comply with certain laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act and related regulations of the SEC. If we list our securities on an exchange, the exchange will impose additional requirements on listed companies, including enhanced corporate governance practices. For example, the NASDAQ listing requirements require that listed companies satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, shareholder meetings, shareholder approvals, solicitation of proxies, conflicts of interest, shareholder voting rights and codes of business conduct. Complying with the SEC statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and could increase our costs and expenses.

From time to time we may make acquisitions. The failure to successfully integrate future acquisitions could harm our business, financial condition and operating results.

As a part of our business strategy, we have in the past and may make acquisitions in the future. We may also make significant investments in complementary companies, products or technologies. Acquisitions present many risks, and we may not realize the financial and strategic goals that were contemplated at the time of any transaction. We cannot provide assurance that we will be able to successfully integrate any business, products, technologies or personnel that we may acquire in the future, and our failure to do so could harm our business, financial condition and operating results.

Weakness in the United States and international economies may continue to adversely affect our business.

The past few years have been characterized by fluctuating global economic conditions. Because we market, sell and license our products throughout the world, in addition to the ongoing adverse effects on our business of continued weakness in the U.S. economy, we could be significantly affected by weak economic conditions in foreign and domestic markets that could reduce demand for our products.

Risks Related to the Market for our Common Stock

Our stock price has been and is likely to continue to be volatile, and an investment in our common stock could decline in value.

Since 2011, the closing price of our common stock has ranged from a low price of $1.00 per share to a high price of $4.95 per share. A contributing factor to the price fluctuation is the low average daily volume, which over the last three fiscal years has averaged fewer than 1,000 shares per day. Given the lack of market makers in the stock and the low demand, a shareholder’s attempt to sell a large number of shares relative to the average daily volume in a short period of time will likely have a material negative impact on the share price.

Our common stock may be considered “penny stock”, further reducing its liquidity.

Our common stock may be considered “penny stock”, which will further reduce the liquidity of our common stock. Trading in penny stocks is limited because broker-dealers are required to provide their customers with disclosure documents prior to allowing them to participate in transactions involving the common stock. These disclosure requirements are burdensome to broker-dealers and may discourage them from allowing their customers to participate in transactions involving our common stock, thereby further reducing the liquidity of our common stock.

Penny stocks are equity securities with a market price below $5.00 per share other than a security (i) that is registered on a national exchange or included for quotation on the NASDAQ system, (ii) whose issuer has net tangible assets of more than $2,000,000 if it has been in continuous operation for greater than three years, or net tangible assets of more than $5,000,000 if it has been in continuous operation for less than three years or (iii) whose issuer has average revenue of at least $6,000,000 for the last three fiscal years.

Rules promulgated by the Securities and Exchange Commission under Section 15(g) of the Exchange Act require broker-dealers engaging in transactions in penny stocks, to first provide to their customers a series of disclosures and documents including:

•

a standardized risk disclosure document identifying the risks inherent in investment in penny stocks;

•

all compensation received by the broker-dealer in connection with the transaction;

•

current quotation prices and other relevant market data; and

•

a monthly account statement reflecting the fair market value of the securities.

These rules also require that a broker-dealer obtain financial and other information from a customer, determine that transactions in penny stocks are suitable for such customer and deliver a written statement to such customer setting forth the basis for this determination.

A small number of shareholders own a large number of shares thereby potentially exerting significant influence over us.

As of April 10, 2016, the three members of our board of directors beneficially own approximately 35.7% of our outstanding shares. Two other shareholders together beneficially own approximately 33.5% of outstanding shares. This concentration of ownership could significantly influence all matters requiring shareholder approval and could delay, deter or prevent a change in control of the Company or other business combinations that might otherwise be beneficial to our other shareholders. Accordingly, this concentration of ownership may harm the market price of our common stock. In addition, the interest of our significant shareholders may not always coincide with the interest of the Company’s other shareholders. In deciding how to vote on such matters, they may be influenced by interests that conflict with our other shareholders.

Our stock is thinly traded, so you may be unable to sell at or near ask prices or at all.

The shares of our common stock are traded on the OTC Bulletin Board. Shares of our common stock are thinly traded, meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stockbrokers, institutional investors and others in the investment community who generate or influence sales volume. Even in the event that we come to the attention of such persons, they would likely be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned and viable. As a consequence, our stock price may not reflect an actual or perceived value of the business. Also, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer that has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broader or more active public trading market for our common stock may not develop or if developed, may not be sustained. Due to these conditions, you may not be able to sell your shares at or near ask prices or at all if you need money or otherwise desire to liquidate your shares.

We do not presently intend to pay any cash dividends or repurchase any shares of our common stock.

We do not presently intend to pay any cash dividends on our common stock. Any payment of future dividends will be at the discretion of the board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Cash dividend payments in the future may only be made out of legally available funds and, if we experience substantial losses, such funds may not be available. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment.

We are a “smaller reporting company” and the reduced disclosure requirements applicable to us may make our common stock less attractive to investors.

We are currently a “smaller reporting company”, meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. Smaller reporting companies are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. We have taken advantage of some of these reduced disclosure obligations, and thus the information we provide shareholders may be different from what you might receive from other public companies in which you hold shares.

Risks Related to the CADRA Sale

A portion of the purchase price was deferred and we may not receive those payments.

Up to $750,000 of the total purchase price from the CADRA Sale is based on the revenues generated by the CADRA business during the three-year period following the asset sale. Specifically, the Company will be paid earn-out payments equal to 10% of CADRA revenue generated by Mentor up to the $750,000 maximum. In March 2014 and 2015, the Company received the first two earn-out payments totaling approximately $327,000 under this deferred arrangement related to the period from the transaction date to January 31, 2015. As of February 29, 2016, the maximum amount of earn-out payments that could be received in connection with the CADRA Sale totaled $423,000. On April 1, 2016, the Company received an earn-out payment of approximately $200,000 for the CADRA revenue generated by Mentor for the twelve month period ended January 31, 2016, thereby reducing the maximum amount of earn-out payments that may be collected to $223,000. The Company is due one additional earn-out payment based on CADRA revenues generated between February 1, 2016 and October 31, 2016 (the “Remaining Earn-Out Period”). Mentor has broad discretion to operate its post-closing business, and may choose to do so in a manner which may or may not result in the payment of all of the CADRA earn-out payments.

CADRA royalty payments were recorded at the transaction date based on fair value of the expected royalty payments as described in the financial statements. As of February 29, 2016, the Company estimated the fair value of these future payments at $346,000 and are subject to adjustment each fiscal quarter based on an independent third party valuation. As of February 29, 2016, the maximum amount of earn-out payments that could be received by the Company is $423,000. During the three month period ended February 29, 2016, the Company increased the fair value of the earn-out payments by $21,000 based on an independent valuation. There can be no assurance that the Company will receive all of the royalty payments it has recorded on its balance sheet as of February 29, 2016. If the actual CADRA revenue results are lower than the forecasted results the Company may have to adjust the royalty asset through a charge to earnings. As of February 29, 2016, the maximum amount of earn-out payments that could be received in connection with the CADRA Sale totaled $423,000. On April 1, 2016, the Company received an earn-out payment of approximately $200,000 for the CADRA revenue generated by Mentor for the twelve month period ended January 31, 2016, thereby reducing the maximum amount of earn-out payments that may be collected to $223,000. The Company is due one additional earn-out payment based on CADRA revenues generated between February 1, 2016 and October 31, 2016 (the “Remaining Earn-Out Period”).

Mentor did not assume any of the excluded liabilities under the Asset Purchase Agreement.

Under the Asset Purchase Agreement, Mentor did not assume all of the liabilities associated with the CADRA business. Certain liabilities remained with the Company post-closing. For example, Mentor only assumed customer support obligations related to certain assigned contracts and obligations for performance under contracts that arise after the closing, and did not assume liability for any obligation or breach by the Company that occurred or arose prior to the closing. While the Company believes that it has adequately accrued for these liabilities or is adequately insured against certain of the risks associated with such excluded liabilities, there can be no assurances that additional expenditures will not be incurred in resolving these liabilities.

Item 6. Exhibits

See Exhibit Index immediately following the signature page hereto, which Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SOFTECH, INC.

Date: April 14, 2016	/s/ Amy E. McGuire
Amy E. McGuire
Chief Financial Officer

Date: April 14, 2016	/s/ Joseph P. Mullaney
Joseph P. Mullaney
President & Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Description of Document
2.1

Asset Purchase Agreement, dated as of August 30, 2013, between Mentor Graphics Corporation and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K, filed on September 6, 2013).

2.2	Earn-Out Agreement, dated August 30, 2013, between Mentor Graphics Corporation and the Company (incorporated by reference to Exhibit 2.2 to the Company’s Form 8-K, filed on September 6, 2013).
3.1

Articles of Organization, as amended through October 12, 1988 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 29, 2008, filed on April 14, 2008).

3.1.1	Articles of Amendment to Articles of Organization, dated April 15, 2011 (incorporated by reference to Exhibit 3.1.1 to the Company’s Registration Statement filed on Form S-1 on June 9, 2011).
3.1.2	Articles of Amendment to Articles of Organization, effective June 7, 2011 (incorporated by reference to Exhibit 3.1.1 to the Company’s Registration Statement filed on Form S-1 on June 9, 2011).
3.2	By-laws (incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 29, 2008, filed on April 14, 2008).
4.1

Rights Agreement, dated as of February 3, 2012 between the Company and Registrar and Transfer Company, as Rights Agent, together with the following Exhibits thereto; Exhibit A –Form of Right Certificate; Exhibit B- Summary of Rights (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on February 3, 2012).

10.1

Securities Purchase Agreement by and among the Company and the Purchasers named therein dated March 8, 2011 (Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement filed on Form S-1 on June 9, 2011).

10.2

Registration Rights Agreement by and among the Company and the Purchasers named therein dated March 8, 2011 (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement filed on Form S-1 on June 9, 2011).

10.3	SofTech, Inc. 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement filed on Form S-1 on June 9, 2011).
10.4

Form of Notice of Grant of Incentive Stock Option and Option Agreement under 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement filed on Form S-1 on June 9, 2011).

10.5

Form of Notice of Grant of Nonqualified Stock Option and Option Agreement under 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement filed on Form S-1 on June 9, 2011).

10.6

Form of Notice of Grant of Restricted Stock and Restricted Stock Agreement under 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement filed on Form S-1 on June 9, 2011).

10.7

Form of Notice of Grant of Restricted Stock and Restricted Stock Agreement under 2011 Equity Incentive Plan (Non-Employee Directors) (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement filed on Form S-1 on June 9, 2011).

10.8

Form of Notice of Grant of Nonqualified Stock Option and Option Agreement under 2011 Equity Incentive Plan (Non-Employee Directors) (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement filed on Form S-1 on June 9, 2011).

10.9	Loan Pledge and Security Agreement by and between SofTech Inc. and Prides Crossing Capital dated May 10, 2013 (incorporated by reference to Exhibit 10.27 to the Company’s 8-K filed on July 12, 2013).
10.9.1

Amendment to Loan Pledge and Security Agreement by and between SofTech Inc. and Prides Crossing Capital dated July 9, 2013 (incorporated by reference to Exhibit 10.27.1 to the Company’s 8-K filed on July 12, 2013).

10.9.2

Amended and Restated Loan, Pledge and Security Agreement, dated December 5, 2013, by and among Prides Crossing Capital Funding, L.P. and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2013 filed on January 14, 2014).

10.10

Consent to the Sale of Assets and Amendment to Loan, Pledge and Security Agreement, dated October 17, 2013, between Prides Crossing Capital, L.P., Prides Crossing Capital-A, L.P., Joseph P. Mullaney and the Company. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2013 filed on January 14, 2014).

10.11

Amendment No.3 to Loan, Pledge and Security Agreement by and between Prides Crossing Capital Funding L.P. and SofTech, Inc. dated August 8, 2014 (incorporated by reference to Exhibit 10.18 to the Company’s Form 10-Q filed on January 14, 2015).

10.12

Amendment No.4 to Loan, Pledge and Security Agreement by and between Prides Crossing Capital Funding L.P. and SofTech, Inc. dated October 29, 2014 (incorporated by reference to Exhibit 10.18 to the Company’s Form 10-Q filed on January 14, 2015).

10.13	Securities Purchase Agreement by and between Joseph Daly and SofTech, Inc. dated June 20, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on June 26, 2014).
10.14	Promissory Note by and between EssigPR, Inc. and SofTech, Inc. dated June 20, 2014 (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on June 26, 2014).
10.15	Partnership Agreement by and between Essig Research, Inc. and SofTech, Inc. dated June 20, 2014 (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on June 26, 2014).
10.16	Stock Purchase Agreement by and between Greenleaf Capital and SofTech, Inc. dated July 24, 2014 (incorporated by reference to Exhibit 10.14 to the Company’s Form 10-K filed on October 7, 2014).
10.17	Short Term Loan Agreement by and between SofTech, Inc. and EssigPR, Inc. dated October 1, 2014 (incorporated by reference to Exhibit 10.15 to the Company’s Form 10-K filed on October 7, 2014).
10.18	Amendment Term Loan Agreement by and between SofTech, Inc. and EssigPR, Inc. dated April 2, 2015 (incorporated by reference to Exhibit 10.18 to the Company’s Form 10-Q filed on April 14, 2015).
10.19	Amendment No. 2 Term Loan Agreement by and between SofTech, Inc. and EssigPR, Inc. dated July 15, 2015 (incorporated by reference to Exhibit 10.19 to the Company’s Form 8-K filed on July 21, 2015).
10.20

Amendment No. 3 Term Loan Agreement by and between SofTech, Inc. and EssigPR, Inc. dated October 16, 2015 (incorporated by reference to Exhibit 10.20 to the Company’s Form 8-K filed on October 16, 2015).

10.21

Amendment No. 4 Term Loan Agreement by and between SofTech, Inc. and EssigPR, Inc. dated November 30, 2015, (incorporated by reference to Exhibit 10.21 to the Company’s Form 10-Q filed on January 14, 2016).

10.22

Amendment No. 5 Term Loan Agreement by and between SofTech, Inc. and EssigPR, Inc. dated January 8, 2016, (incorporated by reference to Exhibit 10.22 to the Company’s Form 10-Q filed on January 14, 2016).

10.23	Amendment No. 6 Term Loan Agreement by and between SofTech, Inc. and EssigPR, Inc. dated April 11, 2016, filed herewith.
10.24

Form of Securities Purchase Agreement by and between SofTech, Inc. and certain purchasers, dated September 18, 2014, September 22, 2014 and October 9, 2014 (incorporated by reference to Exhibit 10.18 to the Company’s Form 10-Q filed on January 14, 2015).

10.25

Form of Securities Purchase Agreement by and between SofTech, Inc. and Robert Anthonyson, dated September 21, 2015 (incorporated by reference to Exhibit 10.21 to the Company’s Form 10-Q filed on October 15, 2015).

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement filed on Form S-1 on June 9, 2011).
31.1	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certification of the Principal Financial Officer and Principal Executive Officer pursuant to U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document